Exhibit 15

NOTICE DECLARING INTENTION TO BE QUALIFIED
UNDER NATIONAL INSTRUMENT 44-101
SHORT FORM PROSPECTUS DISTRIBUTIONS (“NI 44-101”)

March 8, 2021

TO:	Ontario Securities Commission, as Notice Regulator

AND TO:	British Columbia Securities Commission

Grown Rogue International Inc. (the “Issuer”) intends to be qualified to file a short form prospectus under NI 44-101. The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus. This notice does not evidence the Issuer’s intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by the Issuer.

GROWN ROGUE INTERNATIONAL INC.

Per:	“Obie Strickler” (Signed)
Obie Strickler
President & CEO